SICHENZIA ROSS FRIEDMAN FERENCE LLP


                                                               July 6, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Perry Hindin; Adelaja Heyliger

             Re:   Wellstar International, Inc.
                   Amendment No. 4 to Registration Statement on Form SB-2 Filed June 20, 2006
                   File No. 333-130295


     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of June 27, 2006 relating to the Registration Statement on Form SB-2 (the "filing") of Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, we respond as follows:

Front Cover Page of Registration Statement and Prospectus Cover Page
--------------------------------------------------------------------

1. We note your response to prior comment 1. However, it is still unclear why registering 200% of the shares you have estimated as being issuable upon conversion of the secured convertible notes is reasonable give the market price of your common stock over a reasonable period of time. Please expand your discussion to further support your good faith estimate.

     Response:
     ---------

     In light of the recent increase in the Company's stock price, and in accordance with the conversion price provisions set forth in Section 1.2 of the secured convertible note, the number of shares being registered has been adjusted based on a conversion price of $0.099.

     The Company is registering 200% of the shares underlying the notes and warrants (i) in order to comply with the requirement set forth in accordance with Section 2(a) of the Registration Rights Agreement, which requires the Company to register two (2) times the sum of the number of shares underlying the notes and warrants, and (ii) as a good faith estimate to account for market fluctuations.

Prospectus Summary, page 5
---------------------------

2. We note your disclosure, on page 7 that you issued 1,000,000 shares of common stock to Andrew M. Thompson as further consideration. Please revise your disclosure in the Beneficial Ownership and Selling Stockholders tables to reflect this issuance.

     Response:
     ---------

     The disclosure has been revised accordingly.

Use of Proceeds, page 14
------------------------

3.   We reissue prior comment 3.

     Response:
     ---------

     The disclosure has been revised accordingly.

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations Liquidity and Capital Resources, page 19
----------------------------------------------------

4. We note your response to prior comment 4. Based on the revised disclosure, it appears that you intend to prepay the convertible notes and therefore you will be required to pay this liability. However, it is not clear how you plan to obtain the financing necessary to repay these notes. Please tell us and revise the filing to disclose in detail how you plan to obtain the funds necessary to pay off the convertible notes.

     Response:
     ---------

     Upon further review, the Company and its accountants have determined that it is not appropriate to accrue a liability for the prepayment penalty at this time. The interim financial statements, as well as the liquidity and capital resources disclosure, have been revised accordingly.

5. Notwithstanding the above, please also tell us why you believe it is appropriate to accrue a liability for the prepayment penalty at this time when it appears that the penalty has not yet been incurred.

     Response:
     ---------

     Please see response to Comment 4, above.

Interim Financial Statements
-----------------------------

Consolidated Statements of Operations, page F-3
------------------------------------------------

6. We note you present "Prepayment and Delinquent Stock Registration Penalty -- Convertible Debentures" of $773,949 as a component of other expense. Please revise to break out the components of this significant expense either on the face of the income statement or in the notes to the consolidated financial statements. In this regard, we note your disclosures that you have accrued $550,000 for the prepayment penalty. We also note your disclosure on page F-12 that you have accrued a stock delinquency penalty of $60,000. Please tell us and revise the filing to clearly disclose the details of the remaining expense included in this line item.

     Response:

     The Company and its accountants have advised us as follows. Based upon the response to Comments 4 and 5, above, the interim financial statements have been revised and the prepayment penalty has been removed as an expense. The expense now only relates to the Delinquent Stock Registration Penalty of $60,000.

Notes to Consolidated Financial Statements
------------------------------------------

Note 3. Convertible Notes, page F-11
-------------------------------------

Note 5. Derivative Financial Instrument Liabilities, page F-14
---------------------------------------------------------------

7. We note your response to prior comment 7. We note that you have changed your accounting to record a liability for the warrants issued in connection with the convertible debt and also to record an embedded derivative liability relating to the conversion feature. With respect to the $400,000 convertible note payable) it appears that the face amount of this note is included in the line "Notes Payable" on the consolidated balance sheet at April 30, 2006. However, we note that you have also recorded a liability of $338,951 relating to the conversion embedded derivative. Separately, in connection with the $2 million convertible notes payable to AJW Partners, we note that you have only recorded the warrant liability and the conversion embedded derivative liability, with no amounts being recorded for the principal amount of the notes. Please tell us why you are accounting for these two similar convertible notes differently.

     Response:
     ---------

     The Company and its accountants have advised us as follows.

     With respect to the $400,000 note payable, this is shown under Notes Payable as the note is past its original due date and the discount has fully accreted. This note is extended under the current terms, as such, the liability relating to the conversion embedded derivative continues to be recorded as Derivative Instrument Liability.

     The value of the bifurcated derivatives associated with the $2 million convertible notes exceeded their face amount and resulted in $2 million in debt discounts which are being accreted on the effective interest method over the term of the debt which amounted to approximately $6,000 of accretion through April 30, 2006 (an immaterial amount).

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.



                                               Very Truly Yours,

                                               /s/ Darrin Ocasio
                                               ------------------
                                               Darrin Ocasio